

February 23, 2012

VIA E-MAIL
Mr. Michael Nott
Chief Executive Officer
Gunpowder Gold Corporation
4830 Impressario Court, Suite 109
Las Vegas, Nevada 89149

> **Re:** **Gunpowder Gold Corporation**
> **Amendment No. 2 to Form 10-K for the year ended August 31, 2011**
> **Filed on February 22, 2012**
> **File No. 001-34976**

Dear Mr. Michael Nott:

We have reviewed your response letter dated February 22, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K/A FILED ON FEBRUARY 22, 2012

Item 9A – Controls and Procedures

1.   We note your revisions to your filing. Please confirm for us that you will make the following additional revisions in future filings (1) pursuant to Item 308(a)(2) of Regulation S-K, please provide a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting; (2) revise your conclusion statement to separately conclude on disclosure controls and procedures and internal control over financial reporting, as opposed to one statement combining your conclusions; and (3) in your conclusions, explicitly refer to disclosure controls and procedures and internal control over financial reporting, as opposed to 'disclosure controls' and 'financial reporting controls'.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant